

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

<u>Via E-mail</u>
Mr. Hugh Potts, Jr.
Chief Executive Officer
First M&F Corporation
134 West Washington Street
Kosciusko, MS 39090

      Re: First M&F Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 14, 2012
               Form 10-K/A for the Fiscal Year Ended December 31, 2011
               Filed March 28, 2012
               File No. 000-09424

Dear Mr. Potts:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Amit Pande

               Amit Pande
               Accounting Branch Chief